NEWS RELEASE

RepliCel Announces Dermal Injector Update

Testing progresses to next-phase; results lead to some component upgrades to ensure optimal performance, quality compliance, and commercial-scale production capabilities

VANCOUVER, BC, CANADA – 27 October 2021 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, provided an update on its dermal injector program.

Early testing results have proven the injector meets all primary product and functionality specifications while revealing some technical issues which have now been addressed regarding the transfer of the pilot-scale technologies to commercial scale production. Based on testing feedback, certain component, software, and production modifications have been made and others are awaiting delivery.  These were required to ensure seamless compliance with RepliCel’s product specifications and multinational regulatory quality guidelines. The first production run of units will be completed upon successfully passing the early testing round currently underway which involves signing off on all components and commercial-scale production.

“This is why we do testing,” added RepliCel CEO, R. Lee Buckler. “Rigorous testing produces a rigorously high-quality product which we can confidently say meets specifications and complies with all relevant safety standards in various markets around the world. While this testing feedback and consequent modifications have pushed back our anticipated timeline for marketing application submission by several weeks, we have continued to make significant progress and meet the anticipated timelines in other areas such as the assembly line for component production and initiating one of the next-phases of testing we call ‘clinical simulation’ testing to be conducted at a third party facility using donated, post-surgical human tissue.”

The Company looks forward to revealing the pre-commercial device to the market and submitting our marketing application submission to regulators in the weeks to come.

About the RepliCel Dermal Injector Product Line

The RepliCel Dermal Injector Product Line is comprised of a desktop touchscreen control unit wired to a handheld electronic injector wand with a push-button trigger rather than a manual plunger. In addition to offering unparalleled electronic control and consistency of injection depth and dose, the injector includes a cooling element intended to cool the skin to minimize sensation prior to injection. The proprietary consumables include two different multi-needle heads, syringe cartridges, and liners.

RepliCel management and advisors have engaged key clinical opinion leaders on the identification of high-value market applications for the device including the injection of various substances into the dermal and subcutaneous layers. Such substances include toxins, dermal fillers, drugs, biologics, PRP, fat, and cells. Potential uses for the devices include injections to treat hair loss, hyperhidrosis, migraines, skin aging/damage, skin pigmentation, and wounds, as well as cosmetic procedures such as skin rejuvenation, aesthetic sculpting, and reduction of fine wrinkles.

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Commercial, clinical-grade units of the consumables and injector are now in production and testing for the purpose of gathering all necessary data to complete the submission to regulatory agencies seeking marketing approval. Plans are actively underway to pursue regulatory approvals for market launch initially in the United States, Europe, Hong Kong, and Japan to be followed by other markets globally.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company Limited. RepliCel maintains the rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI-02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI-02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. Please visit www.replicel.com for additional information.

      Notable Facts:

•	RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents.

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RepliCel now has key strategic partners in the United States, China, and Japan each of which are now investing heavily in the further clinical testing and development of RepliCel's products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

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